Exhibit (a)(21)

[Form of supplemental e-mail to be sent to Eligible Security Holders regarding withdrawal of the Offer to Exchange]

XL Capital Ltd is withdrawing the Offer to Exchange as initiated on July 6, 2006 and as amended in Amendment number 1 to the Offer to Exchange, dated July 12, 2006.

It is currently intended that each of the employees of Security Capital Assurance Ltd who hold XL Capital options and/or XL Capital restricted shares and is willing to do so will be afforded (in the future and subject to compliance with all applicable law) the opportunity to receive a cash LTIP award from Security Capital for all of his or her such shares and options.